November 1, 2024

Martin Kay
Chief Executive Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

       Re: Netcapital Inc.
           Registration Statement on Form S-1
           Filed October 10, 2024
           File No. 333-282590
Dear Martin Kay:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 10, 2024
Cover Page

1. Please revise the cover page consistent with Rule 421 of Regulation C to ensure disclosure is presented in an understandable manner. As such, please revise to clarify the transactions being registered. Please avoid the use of multiple layers of embedded lists, which makes it difficult to understand what transactions are being registered.
May 2024 Warrant Inducement, page 13

2. We note you disclose various offerings starting here on page 13 that appear to relate to the shares that are being offered for resale. Please provide a clear description of all transactions in which the shares or warrants were previously offered, and reconcile the cover page disclosure about the securities to be offered and sold via this registration
 November 1, 2024
Page 2

       statement with the disclosure beginning on page 13. It appears that the transactions discussed here include more offerings than just the offerings related to the shares being offered for resale. As such, please clarify in the disclosure here which are the transactions from which the selling shareholders received the shares being offered for resale, or the warrants that overlie the shares being offered for resale. For instance, include the same defined terms as used elsewhere, such as the "May 2024
A-3
       Inducement Warrants," to clarify the transactions from which the selling shareholders received shares, or will receive shares issuable upon the exercise of warrants, that they are offering for resale.
Selling Shareholders, page 16

3. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale. Refer to Item 403 and Item 507 of Regulation S-K, as well as Compliance and Disclosure Interpretation 140.02 on Regulation S-K, available on our website at www.sec.gov.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance